# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Premium Resources Ltd., CIK 0000795800
CUSIP: 74061L104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Suite 3400, One First Canadian Place, P.O. Box 130, Toronto, Ontario Canada (A6), M5X 1A4
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-24-004098
Filed by CIK 0001481669

## Reporting persons
- EdgePoint Investment Group Inc.: type of reporting person: investment adviser (IA), non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 176,563,814; shared voting power 201,403; sole dispositive power 176,563,814; shared dispositive power 201,403; aggregate amount beneficially owned 176,765,217 (34.5% of the class)

## Item 1. Issuer
Name of issuer: Premium Resources Ltd.
Address of issuer's principal executive offices: Suite 3400, One First Canadian Place, P.O. Box 130, Toronto, Ontario, Canada M5X 1A4

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of EdgePoint Investment Group Inc. ("EdgePoint") with respect to the Common Shares (the "Common Shares"), of Premium Resources Ltd., an Ontario corporation (the "Issuer").
EdgePoint acts as investment manager to, and exercises investment discretion with respect to the Common Shares directly owned by, a number of private investment funds and mutual fund trusts.
Address of principal business office or, if none, residence: 150 Bloor Street West, Suite 700, Toronto, Ontario M5S 2X9, Canada
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 176,765,217
Percent of class: 34.5%
Sole power to vote or to direct the vote: 176,563,814
Shared power to vote or to direct the vote: 201,403
Sole power to dispose or to direct the disposition: 176,563,814
Shared power to dispose or to direct the disposition: 201,403

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4:
Consists of 93,441,067 Common Shares (as defined herein) held by EdgePoint (as defined herein) and 83,324,150 Common Shares issuable upon the exercise of warrants of the Issuer (as defined herein) held by EdgePoint.
The percentage set forth in Item 4(b) is based on 428,986,474 Common Shares outstanding as of March 19, 2025, as reported on the Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 20, 2025, plus 83,324,150 Common Shares issuable upon the conversion of warrants of the Issuer held by EdgePoint.

## Signatures
- EdgePoint Investment Group Inc.: Sayuri Childs, Sayuri Childs / Chief Compliance Officer (04/07/2025)